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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13D-2(A))

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 15)


                         TRUE NORTH COMMUNICATIONS INC.
                        --------------------------------
                                (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.33-1/3
                        --------------------------------
                         (Title of Class of Securities)

                                   897844 10 6
                                ----------------
                                 (CUSIP Number)

                              SETH A. KAPLAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52D STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 1998
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_].



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--------------------------                           ---------------------------
 CUSIP NO. 897844 10 6                13D                PAGE 1 OF 1 PAGE
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1.       NAME OF REPORTING PERSON
         Publicis S.A.

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         This optional information has been excluded to maintain the filer's privacy.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [_]
                                                                 (b)  [_]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS
         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                      [_]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         France
------------------- ------ ---------------------------------------------- ------
    Number of         7.   SOLE VOTING POWER
      Shares                    4,658,000
                    ------ ---------------------------------------------- ------
   Beneficially       8.   SHARED VOTING POWER
     Owned By                   0
                    ------ ---------------------------------------------- ------
       Each           9.   SOLE DISPOSITIVE POWER
    Reporting                   4,658,000
                    ------ ---------------------------------------------- ------
   Person With       10.   SHARED DISPOSITIVE POWER
                                0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,658,000
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12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [_]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 10.3%

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14.      TYPE OF REPORTING PERSON
         CO
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                  This Amendment No. 15 to Schedule 13D (this "Amendment") with respect to securities of True North Communications Inc., a Delaware corporation (the "Issuer"), amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 30, 1989, as amended to date, by Publicis S.A., a societe anonyme organized under the laws of France ("Publicis"), and by Publicis Communication ("Communication"), a societe anonyme organized under the laws of France and a subsidiary of Publicis. As explained more fully below in Item 2, as result of its merging with and into Publicis on December 11, 1998, the separate corporate existence of Communication has ceased. Accordingly, this Amendment is being filed by Publicis on its own behalf and as successor to Communication. Capitalized terms used but not defined herein have the meanings set forth in the
Schedule 13D.


ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 of the Schedule 13D is hereby supplemented as follows:

                  On November 6, 1998, Publicis and Communication entered into an agreement and plan of merger (the "Merger Agreement"). Pursuant to the Merger Agreement and in accordance with French law, Communication was merged with and into Publicis on December 11, 1998, with Publicis as the surviving corporation of the merger. As a result of the merger, the separate corporate existence of Communication ceased.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5(a) of the Schedule 13D is hereby amended to read as follows:

                  (a) As of the close of business on February 17, 1999, Publicis beneficially owned 4,658,000 shares of common stock of the Issuer. Such 4,658,000 shares represented approximately 10.3% of the outstanding shares of the Issuer, based on information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, which was filed with the Commission on November 13, 1998.

                  Item 5(b) of the Schedule 13D is hereby amended to read as follows:

                  (b) Publicis has the sole power to vote, to direct the voting of, to dispose of, and to direct the disposition of the shares referred to in
Item 5(a) above.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1999

                                       PUBLICIS S.A.


                                       By:      /s/ Jean-Paul Morin
                                       Name:    Jean-Paul Morin
                                       Title:   Secretaire General